EXHIBIT 99.1

Student Transportation Announces Renewal of Normal Course Issuer Bid

BARRIE, Ontario, Oct. 21, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (NASDAQ:STB) announced today that the Toronto Stock Exchange (the "Exchange") has approved its notice of intention to renew its normal course issuer bid for a portion of its common shares ("Common Shares") as appropriate opportunities arise from time to time. STI's normal course issuer bid will be made in accordance with the requirements of the Exchange. STI may begin to purchase Common Shares on or about October 26, 2015. The normal course issuer bid will expire on October 26, 2016.

Pursuant to the notice, STI is permitted to acquire up to a maximum number of Common Shares equal to 8,403,185 Common Shares, being 10% of the public float as of October 14, 2015. Potential purchases will be made by STI through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market and in accordance with applicable regulatory requirements. The price which STI will pay for any Common Share will be the market price of such Common Share at the time of acquisition. Pursuant to the Toronto Stock Exchange rules, the maximum number of Common Shares that may be repurchased during the same trading day is 56,889 Common Shares, subject to STI's ability to make one block purchase per calendar week which exceeds such limit. The Common Shares will be cancelled upon their purchase by STI. STI will fund the purchases either through borrowings on its senior debt facility or out of available cash. STI believes that the purchase by STI of a portion of outstanding Common Shares is an appropriate use of senior borrowing capacity and/or available cash and is in the best interests of STI and its security holders.

"A few months ago in August we amended the normal course issuer bid that is set to expire on October 23, 2015 to increase the amount of common shares that can be repurchased. This renewal now extends that period through October 26, 2016," said Denis Gallagher, CEO.

In the past 12 months, STI purchased 301,482 Common Shares for cancellation pursuant to its existing normal course issuer bid that expires on October 23, 2015.

The notice of intention provides that no appraisal or valuation regarding STI, its material assets or securities, has been prepared within the two years preceding the date of the notice.

About Student Transportation Inc. (TSX:STB) (NASDAQ:STB)

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted and largest independent provider of student transportation services, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the failure of the Company to purchase any Common Shares under its normal course issuer bid, as well the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: For more information, please contact:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer
         732.280.4200

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com